Filed by Promistar Financial Corporation

Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Promistar Financial Corporation
Commission File No. 0-12377

Date: October 18, 2001

          Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger between F.N.B. Corporation and Promistar Financial Corporation, future financial and operating results, benefits and synergies of the merger, accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as “believes,” “expects,” “projects,” “plans,” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in Promistar’s reports filed with the SEC. Promistar disclaims any responsibility to update these forward-looking statements.

          FNB has filed with the SEC a Registration Statement on Form S-4, which contains the prospectus of FNB relating to the shares to be issued in the merger, and the proxy statements of FNB and Promistar relating to the special meetings of shareholders of FNB and Promistar at which the merger agreement will be considered and voted upon by their respective shareholders, as well as other relevant documents concerning the proposed merger.  Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information.  You can obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov.  In addition, you may obtain documents filed with the SEC by FNB free of charge by requesting them in writing from FNB Corporation, 2150 Goodlette Road North, Naples, Florida 34102, Attention: Corporate Secretary, or by telephone at (800) 262-7600.  You may obtain documents filed with the SEC by Promistar free of charge by requesting them in writing from Promistar, 551 Main Street, Post Office Box 1146, Johnstown, Pennsylvania 15901-1146, Attention:  Corporate Secretary, or by telephone at (814) 532-3801.

          FNB, Promistar and their directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger.  Information about such directors and executive officers and their ownership of FNB and Promistar stock is set forth in the proxy statements for each company’s 2001 annual meeting of shareholders which will be incorporated by reference in the Form S-4 Registration Statement to be filed with the SEC and in the joint proxy statement/prospectus to be mailed to FNB and Promistar shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

          Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

NEWS RELEASE

Contact:	John H. Anderson, Chairman and CEO
Promistar Financial Corporation
(814) 532-3801
Janderson@promistar.com

Release:	IMMEDIATELY

Promistar Financial Corporation Shareholders
Approve Merger With F.N.B. Corporation

JOHNSTOWN, Pa., October 18, 2001 -- Promistar Financial Corporation (NASDAQ: PRFC) announced today that the company's shareholders overwhelmingly approved the merger with F.N.B. Corporation of Naples, Florida at a special shareholders meeting held in Johnstown, Pennsylvania earlier this morning. F.N.B. shareholders will vote on the proposed merger at 7 p.m. this evening in Hermitage, Pa. Once approved, the transaction is expected to close early in the first quarter of 2002, after which the Corporation's banking affiliate, Promistar Bank, will operate as First National Bank of Pennsylvania.

"We are gratified by the tremendous support our shareholders have shown for the merger," said Promistar Chairman and Chief Executive Officer John H. Anderson. "By partnering with a company whose footprint includes strong growth markets and diverse and profitable product lines, while still sharing our Western Pennsylvania roots, we can better meet the various interests of all our constituencies - shareholders, customers, employees, and the community alike."

Anderson went on to say that the expanded product-lines and services, as well as the additional locations the merger brings "will enable us to better serve our customers." He also stated that it is an attractive deal for shareholders, who will be able to participate in and benefit from the growth of F.N.B.

The combined company, headquartered in Naples, Florida, will have more than $6.5 billion in assets, $5.2 billion in deposits, and a combined total of 166 community banking offices in southwest Florida, western Pennsylvania, and northeastern Ohio. Once the merger is complete, First National Bank of Pennsylvania, headquartered in Hermitage, Pennsylvania, will be the eighth largest bank in the state, and based on total deposits, F.N.B. Corp. will become the country's 65th largest bank holding company.

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Promistar Financial Corporation is a bank holding company with headquarters at 551 Main Street, Johnstown, Pennsylvania, with assets totaling $2.1 billion. The Corporation's banking affiliate is Promistar Bank, which serves 12 counties throughout southwestern Pennsylvania. Promistar Financial Corporation's other affiliates include Promistar Trust Company, a state chartered trust company; Promistar Investment Advisors, Inc., a registered investment adviser; Promistar Capital Advisors, Inc., a Pennsylvania corporation; Promistar Community Development Corporation, which provides housing for low-to-moderate income citizens; Bedford Associates, Inc., a real estate company; Bedford Associates of Delaware, Inc., an investment company; and Flex Financial Consumer Discount Company.

On June 14, 2001, Promistar Financial Corporation announced that it would merge with and into F.N.B. Corporation. Once the merger is complete, all Promistar Bank offices will operate under the First National Bank of Pennsylvania name. The combined Corporation will allow customers to bank at any of over 100 community offices throughout western and southwestern Pennsylvania.